Exhibit 99.1

Form 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1:                                               IDENTITY OF COMPANY

1.1                               Name and Address of Company

Agnico Eagle Mines Limited (“Agnico Eagle”)
Suite 400, 145 King Street East
Toronto, ON M5C 2Y7

1.2                               Executive Officer

David Smith, Senior Vice-President, Finance and Chief Financial Officer of Agnico Eagle, is knowledgeable about the significant acquisition and this business acquisition report and may be contacted at (416) 947-1212.

ITEM 2:                                               DETAILS OF ACQUISITION

2.1                               Nature of Business Acquired

On June 16, 2014 (the “Acquisition Date”), Agnico Eagle and Yamana Gold Inc. (“Yamana”) completed their previously announced acquisition of Osisko Mining Corporation (“Osisko”) pursuant to a court-approved plan of arrangement of Osisko under section 192 of the Canada Business Corporations Act (the “Arrangement”).  Pursuant to the Arrangement, on the Acquisition Date at the effective time of the Arrangement (the “Effective Time”) Agnico Eagle and Yamana jointly acquired 100% of the issued and outstanding shares of Osisko (the “Osisko Shares”) through an acquisition corporation (“Acquisitionco”) in which Agnico Eagle and Yamana each hold an indirect 50% interest.

Under the Arrangement each Osisko Share was exchanged for (collectively, the “Transaction Consideration”):

•                  C$2.09 in cash (C$1.045 from each of Agnico Eagle and Yamana);

•                  0.07264 of a common share of Agnico Eagle;

•                  0.26471 of a common share of Yamana; and

•                  0.1 of one common share of Osisko Gold Royalties Ltd (“New Osisko”), a newly formed company that commenced trading on the Toronto Stock Exchange under the symbol “OR” as at the Effective Time.

Under the Arrangement, the following assets of Osisko were transferred to New Osisko:  (i) a 5% net smelter return royalty (“NSR”) on all gold, silver and other products produced by the Canadian Malartic mine; (ii) C$157 million in cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project and certain other Canadian exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

In connection with the Arrangement, substantially all of the assets relating to Osisko’s Canadian Malartic mine were transferred to Canadian Malartic GP, a general partnership in which Agnico Eagle and Yamana each own an indirect 50% interest.  Agnico Eagle and Yamana have formed a joint management committee to operate the Canadian Malartic mine.  Agnico Eagle and Yamana will also explore and potentially develop Osisko’s Kirkland Lake assets and will continue the exploration at Osisko’s Hammond Reef, Pandora and Wood-Pandora properties.  On June 17, 2014, Osisko and Acquisitionco amalgamated under the name Canadian Malartic Corporation.

2.2                               Date of Acquisition

June 16, 2014.

2.3                               Consideration

Pursuant to the Arrangement, Acquisitionco acquired all of the Osisko Shares that were issued and outstanding at the Effective Time.  To fund the Transaction Consideration payable under the Arrangement to holders of Osisko Shares as at the Effective Time (as well as to holders of certain securities convertible into an aggregate of 12,000,000 common shares of Osisko following the Effective Time):  (i) Agnico Eagle issued 34,794,892 common shares (the “Agnico Shares”) and paid C$502,059,784.01 to the depositary under the Arrangement (the “Depositary”); (ii) Yamana issued 126,797,301 common shares and paid C$502,059,784.01 to the Depositary; and (iii) New Osisko issued 47,900,457 common shares to the Depositary.

The Agnico Shares were issued from treasury and all cash payable by Agnico Eagle in connection with the Arrangement was funded from Agnico Eagle’s existing US$1.2 billion unsecured revolving credit facility.

2.4                               Effect on Financial Position

Agnico Eagle is accounting for its investment in Osisko using the equity method as described in Item 3.  Other than as described in Item 2.1, Agnico Eagle does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which may have a significant effect on the financial performance and financial position of its business.

2.5                               Prior Valuations

Not applicable.

2.6                               Parties to Transaction

The Arrangement was effected pursuant to the terms of an arrangement agreement between Agnico Eagle, Yamana and Osisko dated April 16, 2014, as amended (the “Arrangement Agreement”).  The Arrangement Agreement was not made with an informed person, associate or affiliate of Agnico Eagle, as such terms are used in National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”).

2.7                               Date of Report

August 22, 2014.

ITEM 3:                                               FINANCIAL STATEMENTS

Agnico Eagle is exempt from the requirements of Section 8.4 of NI 51-102 to file certain financial statements pursuant to the exemption in Section 8.6 of NI 51-102.  The exemption is available because Agnico Eagle’s acquisition of its interest in Osisko pursuant to the Arrangement is being accounted for using the equity method.  Summary financial information of 100% of the assets, liabilities and results of operations of Osisko for the years ended December 31, 2013 and 2012 is set out below (the “Summary Financial Information”) and no adjustments have been made to reflect (i) Agnico Eagle’s indirect 50% interest in Osisko’s business post-Arrangement, or (ii) the transfer of assets to New Osisko described in Section 2.1 above.

The Summary Financial Information is derived from the audited annual consolidated financial statements of Osisko for the years ended December 31, 2013 and 2012 (the “Osisko Financial Statements”), available on Osisko’s profile on SEDAR at www.sedar.com.  The Osisko Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.  The auditor of the Osisko Financial Statements expressed an unmodified opinion in their audit report that states that the Osisko Financial Statements present fairly, in all material respects, the financial position of Osisko as at December 31, 2013 and 2012 and its financial performance and cash flows for the years then ended in accordance with IFRS.  The significant accounting policies applied in the preparation of the Osisko Financial Statements are described in such financial statements.  No consent from the auditor was requested and the auditor had no involvement in the preparation and disclosure of the Summary Financial Information.  The Summary Financial Information has been prepared by Agnico Eagle in accordance with the financial reporting framework specified in subsection 3.2(6) of National Instrument 52-107 — Acceptable Accounting Principles and Auditing Standards for summarized financial information of a business accounted for using the equity method.  Agnico Eagle is not aware of any contingent issuance of securities by Acquisitionco that might significantly affect its share of Acquisitionco’s earnings.

OSISKO SUMMARY SELECTED FINANCIAL INFORMATION

In thousands of Canadian dollars	As at December 31, 2013	As at December 31, 2012
Current assets	290,024	271,170
Non-current assets	1,931,977	2,416,735
Total assets	2,222,001	2,687,905
Current liabilities	157,674	179,219
Non-current liabilities	333,259	346,668
Total liabilities	490,933	525,887
Shareholders’ equity	1,731,068	2,162,018

In thousands of Canadian dollars	For the year ended December 31, 2013	For the year ended December 31, 2012
Revenues	675,648	665,375
Earnings (loss) before income and mining taxes	(453,021)	170,183
Net earnings (loss)	(455,103)	90,788

(signed) David Smith
David Smith Senior Vice-President, Finance and Chief Financial Officer